UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
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 FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 18 July 2024

Commission File Number: 001-14958

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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

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1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 18 July 2024 — Ofgem - Sector Specific Methodology Decision

Exhibit 99.1

18 July 2024

National Grid plc

Ofgem publishes its Sector Specific Methodology Decision

Ofgem has today published sector specific decision documents for our UK Electricity Transmission business relating to the RIIO-T3 regulatory period which will be effective from April 2026 through to March 2031.

Overall, we are pleased to see Ofgem continuing to recognise the need for an appropriate financial framework that retains and attracts the capital the sector requires as it embarks on a big step up of investment.

Ofgem has set out an initial cost of equity range of 4.57-6.35%, which it will then use as it considers cross checks, forward looking risks, and the need to ensure the price control is 'investable'.

These documents are the next step of a regulatory process that will run through to the final determination at the end of 2025. We will include the outcomes of this methodology decision document in our Electricity Transmission business plan for RIIO-T3, which will be submitted in late 2024.

We will continue to engage constructively with Ofgem, as well as wider stakeholders, to agree the right policy and regulatory frameworks to deliver a net zero energy system.

Enquiries and contacts

Investors and Analysts:

Nick Ashworth                                     +44 (0) 7814 355 590
Angela Broad                                       +44 (0) 7825 351 918
James Flanagan                                    +44 (0) 7970 778 952

Media:

Ben Davis                                            +44 (0) 7971 539 999
Alex Roache                                        +44 (0) 7843 802 006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 18 July 2024